UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on November 20, 2023, Kazia Therapeutics Limited (the “Company”) received a deficiency notification from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it was not in compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The Company was provided 180 calendar days, or until May 20, 2024, to regain compliance with the Minimum Bid Price Requirement.

On May 22, 2024, the Company received a letter from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until November 18, 2024 (the “Second Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time during the Second Compliance Period the closing bid price of the Company’s security is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance.

Nasdaq’s determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period and, if necessary, by effecting a ratio change of the American Depositary Shares (the “ADSs”), each representing ten ordinary shares of the Company, to its ordinary shares.

The deficiency notification has no immediate impact on the Company’s operations or listing. The Company’s securities will continue to trade as normal on The Nasdaq Capital Market under the ticker “KZIA.” The Company will continue to actively monitor the closing bid price of its ADSs and intends to consider all available options to resolve the deficiency and regain compliance within the Second Compliance Period provided and may, if necessary, implement a ratio change of the ADSs to its ordinary shares, to regain compliance with the Minimum Bid Price Requirement. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement during the Second Compliance Period.

If the Company does not regain compliance within the Second Compliance Period, Nasdaq staff will provide notice that the Company’s securities will be subject to delisting. The Company would then be entitled to appeal that determination to a Nasdaq Hearings Panel (the “Panel”). There can be no assurance that, if the Company does appeal any delisting determination by the Panel, such appeal would be successful.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-259224 and 333-276091).

Forward-Looking Statements

This Report on Form 6-K may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding Kazia’s intentions with respect to regaining compliance with the Minimum Bid Price Requirement, including effecting a ratio change of the ADSs to its ordinary shares, if necessary. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties related to the possibility that Kazia may not regain compliance with the Minimum Bid Price Requirement. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer

Date: 23 May 2024